UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

ZHONG SEN INTERNATIONAL TEA COMPANY

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-54163

Florida	26-2091212
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

3225 McLeod Drive, Suite 100 Las Vegas, Nevada 89103 (Address of principal executive offices)

(702) 871-8535

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: March 12, 2013

1

ZHONG SEN INTERNATIONAL TEA COMPANY

3225 McLeod Drive, Suite 100

Las Vegas, Nevada 89103

INFORMATION STATEMENT PURSUANT TO SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Zhong Sen International Tea Company” “we,” “us,” and “our” include Zhong Sen International Tea Company.

INTRODUCTION

This information statement (this “Information Statement”) is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of our board of directors (the “Board”) as a result of the Share Purchase transaction described below. The date of this Information Statement is March 12, 2013.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on March 12, 2013 and is being mailed to our stockholders of record as of March 12, 2013 (the “Record Date”). The mailing date of this Information Statement will be on or about March 12, 2013. On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board (the “Effective Date”). The information contained in this Information Statement regarding the persons designated to become our directors has been furnished to the Company by third parties and we assume no responsibility for its accuracy or completeness.

As of February 26, 2013, Marc Angell purchased a controlling interest in the Company and may unilaterally determine the election of the Board and other substantive matters requiring approval of the Company’s stockholders. Mr. Angell purchased 19,112,422 shares of Common Stock from Li Wang for $100,000 (the "Share Purchase").

Pursuant to the terms of the Share Purchase: (a) the Buyers acquired all of the issued and outstanding capital stock of the Company in exchange for $100,000; and (b) the Share Purchase qualifies as a transaction in securities exempt from registration or qualification under the Securities Act of 1933, as amended (the “Securities Act”), and under the applicable securities laws of the state or jurisdiction where the Stockholder resides.

2

At the closing of the Share Purchase, there was a change in our Board and executive officers. The Board resolved to appoint Marc Angell as a member of the Board to be effective on the Effective Date as well as Mr. Angell was appointed the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary.  After the appointment of the new director, Mssrs. Li Wang, Zhongping Zhou, Jun Zou, Pin Nie, and Binquan Zhang tendered their resignations as officers and directors, with such resignations to be effective on the Effective Date.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, requires the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

WE ARE NOT ASKING YOU FOR A PROXY, AND YOU ARE REQUESTED NOT TO SEND US A PROXY.

VOTING SECURITIES

Our authorized capital stock consists of 100,000,000 shares of Common Stock, par value $0.001, of which 23,650,000 are issued and outstanding as of March 12, 2013.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND

MANAGEMENT

As of the Record Date, we had a total of 23,650,000 shares of Common Stock issued and outstanding. As of March 12, 2013, we had a total of 23,650,000 shares of Common Stock issued and outstanding.

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of March 12, 2013 by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. Unless otherwise noted, the principal address of each of the stockholders, directors and officers listed below is Zhong Sen International Tea Company, 3225 McLeod Drive, Suite 100, Las Vegas, Nevada 89103.  All share ownership figures include shares of our Common Stock issuable upon securities convertible or exchangeable into shares of our Common Stock within sixty (60) days of March 12, 2013, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.

Name	Sole Voting and Investment Power	Other Beneficial Ownership	Total	Percent of Class Outstanding
Marc Angell(1)	19,112,422	19,112,422	19,112,422	80.81%
All directors/director nominees and executive officers as a group (1 person)	19,112,422	19,112,422	19,112,422	80.81%

(1) President, Chief Executive Officer, Chief Financial Officer and Secretary of the Company. Includes 19,112,422 shares held by Mr. Angell.

3

CHANGES TO THE BOARD OF DIRECTORS

At the closing of the Share Purchase, there was a change in our Board and executive officers. The Board resolved to appoint Marc Angell as a member of the Board to be effective on the Effective Date as well as Mr. Angell was appointed the Company’s President, Chief Executive Officer, Chief Financial Officer and Secretary. After the appointment of the new director, Mssrs. Li Wang, Zhongping Zhou, Jun Zou, Pin Nie, and Binquan Zhang tendered their resignations as officers and directors, with such resignation to be effective on the Effective Date.

Mr. Angell as the sole director appointed to our Board was not a member of the Board prior to the Share Purchase and did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC. To the best of our knowledge, the appointee has never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Board is comprised of only one class. The sole director, Mr. Angell, will serve until the next annual meeting of shareholders and until their successors are elected and qualified, or until their earlier death, retirement, resignation or removal.  There are no family relationships among directors and executive officers. Also provided herein are brief descriptions of the business experience of each director and executive officer during the past five years and an indication of directorships held by each director in other companies subject to the reporting requirements under the federal securities laws.

Directors prior to the Share Purchase

Name	Age	Position
Li Wang	52	Chairman of the Board of Directors, President and Secretary
Zhongping Zhou	38	Director
Jun Zou	43	Director
Pin Nie	53	Chief Executive Officer, Chief Operating Officer
Binquan Zhang	49	Chief Financial Officer and Director

Li Wang, Former Chairman of the Board of Directors, President and Secretary

Ms. Wang was our President, Secretary and Chairman of the Board, as well as a Director of Yunnan Zhongsen Commercial Forest Plantation Group Inc., an agricultural corporation that specializes in the cultivation of Pu’er tea and other forest products in Yunnan Province, P.R. China. She is proficient in corporate management and computer technology. Ms. Wang’s other business ventures includes health care, catering and mineral exploration. Prior to joining our company, she worked for the Yunnan Commodity Administration Bureau from December, 1985 through October, 2007, when she chose to devote her full time and efforts to establishing the Yunnan Zhongsen Commercial Forest Plantation Group, Inc, which she subsequently sold in 2011 to pursue other business interests.

Zhongping Zhou, Former Director

Mr. Zhou has broad interests in art and culture, which allows him to incorporate aspects of the arts with the culture of Pu’er tea. He currently serves as assistant secretary of Yunnan Zhongsen Commercial Forest Plantation Group Inc., and manager of Pu’er tea flagship shop in Kunming. In addition, Mr. Zhou works to improve shelter and water supply conditions for tea farmers as well as college students. He has a Bachelor of Arts degree from Tsingha University.

4

Jun Zou, Former Director

Mr. Zou received his post-graduate education in California University and majored in International Law. Mr. Zou is an officer of Yunnan Zhongsen Commercial Forest Plantation Group Inc. He is also a professional Legal advisor who provides services including legal consultant, legal support and corporation structure design. He serves as Vice-president of Zhong Fa Attorney Affairs Office, and officer of Legal Daily. He is one of the pioneers who dealt with cases of sexual harassment in China, and was the first attorney who took Chinese traffic police to trial. Having been Securities Counsel to listed companies in China and legal consultant to the Journalism Committee for over 5 years, he brings his strong business ethics and knowledge of the private sector to the Company.

Pin Nie, Former Chief Executive Officer, Chief Operating Officer and Director

Mr. Nie is our Chief Executive Officer, Chief Operating Officer and a member of our Board of Directors. Mr. Nie is a an efficiency expert who successfully designed and presided over more than 100 cases involving sales and marketing programs to commonweal activities. Among his successes was the Vietnam 411 Cow Development Strategy, which improved the Vietnam milk import industry. He is also a writer and journalist who has had five of his works adapted to film. He is the Chief Designer of Yunnan Zhongsen Commercial Forest Plantation Group Inc. He is also an expert in business models and corporate structure reformation. He is currently engaged as president of Longfeng Advertisement Inc., and President of Yunnan Harmonious Cultural Spread Inc., and serves as the Director of China Pu’er International Inc. He brings his knowledge and talents of the private sector having been a multi-unit media manager and developer and as management design for over 15 years.

Binquan Zhang, Former Chief Financial Officer and Director

Binquan Zhang received his post-graduate education in the Chinese Academy of Social Sciences and majored in Economics. Mr. Zhang serves as Chief Financial Officer of Zhong Sen International Tea Company. He is a certified public accountant with various work experience which includes his services as Chief Financial Officer in ZSIT effective as of October 15, 2008. As early as 1987, he started his work on accounting in Yunnan Tin Group. From 1987 to 1990, he worked as an Officer in the management department in Yunnan Tin Group and was mainly responsible for resources arrangement and financial affairs. From December of 1990 to the December of 1997, he was engaged as Financial Director, Financial Controller, as well as Chief Financial Officer in Yunnan at AiPhia Solder Corporation Ltd, a Sino-US joint venture company that specializes in the production of silver-based solder, solder copper, tin-lead solder, lead-free solder and flux in professional production. From 2001 to now, he was engaged as Chief Financial Officer of Kunming Pantong Co., Ltd., a company with registered capital of 200,000,000 RMB and specialized in real estate. In addition, he is also skilled in information technology and passed national computer rank examinations for the senior technician’s teams.

Director Appointee

Name	Age	Position

Marc Angell	55	President, Chief Executive Officer, Chief Financial Officer, Sole Director, and Secretary

Mr. Marc Angell, President, Chief Executive Officer, Chief Financial Officer and Secretary and Director

Marc Angell. Mr. Angell, age 55, has been the Chief Executive Officer of Music of Your Life, Inc., since November 2012. Mr. Angell acquired the well-known Music of Your Life trademark in 2008, and in 2009 formed Global Radio Network, Inc as its CEO to operate the syndicated radio network known as Music of Your Life. In November 2012, Angell formed Music of Your Life, Inc. as an entertainment company to capitalize on the growth and development of the Music of Your Life trademark and branding, including radio, TV, live concerts, and merchandising. Angell has entered into deals with Time-Life and PBS for music catalogs and television shows. Mr. Angell, was a director of Wireless Village, Inc., a telecommunications solution provider, and Concierge Technologies, Inc. from June, 2004 to January, 2008. In 2000, Mr. Angell became the founder and President of Planet Halo, a wireless telecommunications company, until he sold it in May, 2004 to the public company Concierge Technologies, Inc. (OTC:BB CNCG). In January 1990 Mr. Angell founded Angellcom, a supplier and distributor of one-way paging devices in the U.S. He remained its CEO until 1999. Mr. Angell conceptualized, designed and marketed both the one-way pagers for Angellcom and the Halo device for Planet Halo. During the 1990s, Mr. Angell was also involved in the land mobile radio business as a license holder and manager of 220MHz radio systems throughout the United States and Mexico.

5

CORPORATE GOVERNANCE

Committees of the Board Of Directors

We are currently quoted on the OTC Bulletin Board (the “OTCBB”) under the symbol “ZSIT.OB”.  The OTCBB does not have any requirements for establishing any committees.  For this reason, we have not established any committees.  All functions of an audit committee, nominating committee and compensation committee are and have been performed by our board of directors.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the board of directors.

Following the Effective Date, we intend to appoint such persons and form such committees as are required to meet the corporate governance requirements imposed by the national securities exchanges. Therefore, we intend that a majority of our directors will eventually be independent directors. Additionally, we will adopt charters relative to each such committee. Following the Share Purchase, until further determination by our board of directors, the full board of directors will undertake the duties of the audit committee, compensation committee and nominating committee.

Director Independence

Presently, we are not required to comply with the director independence requirements of any securities exchange. In determining whether our directors are independent, however, we intend to comply with the rules of the NYSE AMEX (formerly known as the American Stock Exchange).  The board of directors also will consult with counsel to ensure that the board of directors’ determinations is consistent with those rules and all relevant securities and other laws and regulations regarding the independence of directors, including those adopted under the Sarbanes-Oxley Act of 2002 with respect to the independence of future audit committee members.  The NYSE AMEX listing standards define an “independent director” generally as a person, other than an officer of a company, who does not have a relationship with the company that would interfere with the director’s exercise of independent judgment.

We do not currently satisfy the “independent director” requirements of the NYSE AMEX, which requires that a majority of a company’s directors be independent.  However, our board of directors is in the process of searching for suitable candidates to appoint as additional members, each of whom will satisfy such independence requirements.

EXECUTIVE OFFICERS

In connection with the Share Purchase, Li Wang, and Pin Nie resigned as our Chief Executive Officer, President, and Secretary and at such time our Board appointed Mr. Marc Angell to serve as our Chief Executive Officer, President, and Secretary.

A brief description of the previous business experience of Mr. Marc Angell is provided above in the Changes to our Board of Directors section of this Information Statement. A brief description of the business experience of our other executive officers is included below.

6

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors and executive officers, and persons who beneficially own more than 10% of a registered class of our equity securities, to file reports of beneficial ownership and changes in beneficial ownership of our securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities).  Directors, executive officers and beneficial owners of more than 10% of our common stock are required by SEC regulations to furnish us with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to us, or written representations that no reports were required, we believe that for the fiscal year ended May 31, 2012, all of our executive officers, directors and greater-than-ten percent stockholders complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth compensation information concerning all cash and non-cash compensation awarded to, earned or paid to certain of all executive officers and other key employees of the Company who were serving as of the date of this Information Statement for services in all capacities during the last two (2) completed fiscal years ended May 31, 2012 and 2011. The compensation listed below was paid to our officers by the Company.  The following information is calculated in U.S. dollars, bonus awards, the number of stock options granted and certain other compensation, if any, whether paid or deferred.

ZHONG SEN INTERNATIONAL TEA COMPANY COMPENSATION SUMMARY

Name and Principal Position	Fiscal Year	Salary ($)	Bonus	Option Awards	All Other Compensation	Total ($)

Li Wang	2012	$0	0	0	0	0
Former President and Chairman	2011	$0	0	0	0	0
	2010	$0	0	0	0	0

Pin Nie	2012	$0	0	0	0	0
Former Chief Executive Officer, Chief	2011	$0	0	0	0	0
Operating Officer and Director	2010	$0	0	0	0	0

Binquan Zhang	2012	$0	0	0	0	0
Former Chief Financial Officer	2011	$0	0	0	0	0
	2010	$0	0	0	0	0

Marc Angell	2012	$0	0	0	0	0
Current President, Chief Executive Officer, Sole Director	2011	$0	0	0	0	0
Chief Financial Officer	2010	$0	0	0	0	0

7

Outstanding Equity Awards at Fiscal Year End

There are no outstanding equity awards at March 12, 2013.

Option Plan

There are no stock options and no common shares set aside for any stock option plan.

Director Compensation

Zhong Sen International Tea Company has not yet provided any compensation to its directors in the fiscal year ended May 31, 2013. The Company may establish certain compensation plans (e.g. options, cash for attending meetings, etc.) with respect to directors in the future. Prior to the Share Purchase, Li Wang, Zhongping Zhou, Jun Zou, Pin Nie, and Binquan Zhang, the directors and officer of the Company were not receiving compensation for their services.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Common Stock Transaction

On August 29, 2008, the Company entered into a related party sales and marketing agreement with the Yunnan Zhongsen Group, Ltd., or YZG, a Chinese company located in Kunming, Yunnan Province, People’s Republic of China, which caused them to become YZG’s exclusive sales and marketing agent worldwide. The Company receives a commission of 20% of global sales, payable each month based on the Company and YZG’s sales figures. On August 29, 2008, the effective date of the transaction, the Company issued 831,667 shares of common stock valued at $499,000 or $.60 per share the most recent cash offering price in exchange for the sales and marketing agreement. The Company has capitalized the value of the Sales and Marketing agreement. As of May 31, 2012 the Company has recorded an impairment on the agreement in the amount of $499,000. The Company issued 83,333 shares of common stock valued at $50,000 or $.60 per share, which was the most recent cash offering price at the time, as the finder’s fee. The Company expensed the value of the common stock issued at August 31, 2008.

On December 31, 2008, our Former President converted a note payable in the amount of $100,000 and accrued interest of $499 into 1,667 common shares at a purchase price of $60.29 per common share. The shares were issued in reliance on the exemption under Section 4(2) of the Securities Act of 1933, as amended.

Review, Approval and Ratification of Related Party Transactions

We had not adopted, prior to the Share Purchase, formal policies and procedures for the review, approval or ratification of related party transactions, such as those described above, with our executive officers, directors and significant shareholders.  However, we intend that such transactions will, on a going-forward basis, be subject to the review, approval or ratification of the independent directors serving on our board of directors, or an appropriate committee thereof.

INDEMNIFICATION OF DIRECTORS AND OFFICERS

Florida law and the Company’s Bylaws provide that the Company will indemnify, to the fullest extent permitted by applicable law, any person, and the estate and personal representative of any such person, against all liability and expense (including attorneys’ fees and costs of litigation) incurred by reason of the fact that such person is or was a director or officer of the Company or, while servicing as a director or officer of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee, fiduciary, or agent of, or in any similar managerial or fiduciary position of, another domestic or foreign corporation or other entity or of an employee benefit plan.

NO STOCKHOLDER ACTION REQUIRED

This Information Statement is being provided for informational purposes only, and does not relate to any meeting of stockholders. Neither applicable securities laws, nor the corporate laws of the State of Florida require approval of the transactions contemplated by the Share Purchase. No vote or other action is being requested of the Company’s stockholders. This Information Statement is provided for informational purposes only.

8

STOCKHOLDER COMMUNICATIONS WITH DIRECTORS

Stockholders who want to communicate with our Board or any individual director can write to:

Zhong Sen International Tea Company

3225 McLeod Drive, Suite 100

Las Vegas, Nevada 89103

Your letter should indicate that you are a stockholder of the Company. Depending on the subject matter, management will:

●	Forward the communication to the Director to whom it is addressed;

●	Attempt to handle the inquiry directly; or

●	Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

At each Board meeting, a member of management presents a summary of all communications received since the last meeting that were not forwarded and makes those communications available to the Directors on request.

WHERE YOU CAN FIND MORE INFORMATION

We file reports with the SEC.  These reports, including annual reports, quarterly reports as well as other information we are required to file pursuant to securities laws.  You may read and copy materials we file with the SEC at the SEC’s Public Reference Room at 100 F. Street, N.E., Washington, D.C. 20549.  You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.  The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 12, 2013

Zhong Sen International Tea Company

By:	/s/ Marc Angell
Name: Marc Angell
Title: Chief Executive Officer